Exhibit 99.B(d)(99)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Thornburg Investment Management, Inc.

As of December 21, 2009, as amended April 7, 2010, June 30, 2010 and December 31, 2012

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

World Equity Ex-US Fund and Screened World Equity Ex-US Fund

[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	Thornburg Investment Management, Inc.

By:	By:

/s/ Stephen Beinhacker	/s/ Peter Trevisani

Name: Stephen Beinhacker	Name: Peter Trevisani

Title: Vice President	Title: Managing Director